Schedule B

The following table lists all transactions completed by the Reporting Persons in the Common Shares since the Reporting Persons' most recent filing on November 18, 2025, which were all completed through open market purchases.

Tether Investments, S.A. de C.V.:

Date	Shares Bought	Price
November 19, 2025	238,291	3.8692
November 20, 2025	343,425	3.6887
November 21, 2025	365,500	3.5161
November 24, 2025	257,500	3.6595
November 25, 2025	294,662	3.8152
November 26, 2025	440,000	3.9369
November 28, 2025	364,998	4.3369
December 1, 2025	288,504	4.3155